August 9, 2024

Chen Chen

Kathleen Collins

Uwem Bassey

Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sandisk Corporation –
Draft Registration Statement on Form 10-12B
CIK No. 0002023554

Dear Ms. Chen:

We are in receipt of the written comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on July 10, 2024, regarding the Draft Registration Statement on Form 10 (the “Registration Statement”) of Sandisk Corporation (the “Company”) that was submitted to the SEC on June 13, 2024.

We have considered your comments and have made the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft Registration Statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised draft Registration Statement.

Comments

Page 61 – Forward Looking Statements

1.

Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the Private Securities Litigation Reform Act of 1995 or tell us why you believe that the safe harbor is available to you.

We have revised the forward-looking statements to remove the implication that the statements made in the registration statement are within the protection of the Private Securities Litigation Reform Act of 1995, as reflected on page 61 of the revised draft Registration Statement.

Page 87 – Notes to Unaudited Pro Forma Combined Financial Statements – Autonomous Entity Adjustments

2.

Please explain why pro forma adjustment (M) is classified as an Autonomous Entity Adjustment rather than a Management Adjustment. In this regard, additional charges, which are “expected to be incurred in relation to the separation of the Spinco as a standalone public company” would appear to be dis-synergies. Refer to Rule 11-02(a)(7) of Regulation S-X.

We have revised our pro forma financial information to present the incremental costs discussed in pro forma adjustment (M) as a dis-synergy within Management Adjustments, as reflected on page 87 of the revised draft Registration Statement.

Page 88 – Management Adjustments

3.

Please provide us with a breakdown of your Management Adjustments by type of costs such as those related to additional headcount, infrastructure costs, etc. To the extent there are various types of costs included in each line item of your pro forma net income (loss) reconciliation, revise to include such costs separately and ensure that your disclosures address the material assumptions related to such adjustments. Also, revise to clarify whether the adjustment represents a synergy or dis-synergy. Refer to Rule 11-02(a)(7) of Regulation S-X.

We have revised the pro forma financial information presented by categorizing Management Adjustments by type of costs, in addition to clarifying whether adjustments represent a synergy or dis-synergy. We also disclosed material assumptions related to such adjustments, as reflected on page 88 of the revised draft Registration Statement.

Page 90 – General

4.

We note your disclosure that you are the “market leader in the Consumer end market and have one of largest consumer brands and franchises in the world” and that you have “one of the technology industry’s most valuable patent portfolios...” Please provide support for these assertions and explain if your leadership and the value of you patent portfolio is based on objective criteria such as market share or revenue, or other metrics.

We have revised the registration statement to remove the referenced statements, as reflected on page 90 of the revised draft Registration Statement.

Page 93 – Operations

5.

We note your disclosure here as well as in a risk factor on page 34 concerning your joint venture with Kioxia. Please expand your disclosure here to discuss the joint venture agreement in greater detail, providing all material provisions such as each party’s rights and obligations, payment provisions, royalty provisions, term and termination provisions. To the extent you are substantially dependent on this agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.

We have expanded our disclosure with respect to the flash joint ventures with Kioxia to discuss the joint venture agreements in greater detail and include discussion of the material provisions of the joint venture agreements, as reflected on pages 4, 5, 35 and 94 of the revised draft Registration Statement. Other than as already set forth in the Registration Statement, there are no other material payment or royalty terms. We anticipate filing the Flash Ventures agreements listed as exhibits under Item 15 of the Registration Statement.

Page 99 – Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview – Operational Update

6.

Please revise to clarify what is meant by manufacturing underutilization. In this regard, include a discussion of the temporary reduction in utilization of your manufacturing capacity to an abnormally low level as indicated in Western Digital’s December 20, 2023 response letter.

When referencing manufacturing underutilization charges, we have revised our disclosure to clarify that these represent charges for unabsorbed manufacturing overhead costs resulting from reduced utilization of our manufacturing capacity, as reflected on page 102 of the revised draft Registration Statement.

In addition, revise your discussion of gross profit on page 104 to separately quantify the charges for manufacturing underutilization and the write-down of flash inventory.

We have revised our discussion of gross profit to separately quantify charges for manufacturing underutilization and the write-down of flash inventory, as reflected on page 104 of the revised draft Registration Statement.

Page 104– Results of Operations – Operating Expenses

7.

We note you reference several factors that impacted your various operating expenses such as headcount, professional fees, restructuring actions, etc. Where a material change is attributed to two or more factors, including any offsetting factors, revise to ensure you include a quantified discussion of each factor and avoid using terms such as “primarily” or “substantially all” in favor of specific quantification. Refer to Item 303(b) of Regulation S-X.

We have revised our disclosure to provide a quantified discussion of each contributing factor, as well as any offsetting factors, that contribute to a material change in operating expenses. In instances where a material change results from multiple factors, we have revised to present a quantified breakdown of each individual factor. In addition, we have revised to avoid using terms like “primarily” or “substantially all” in favor of specific quantification. Changes are reflected on page 104 of the revised draft Registration Statement.

Page 106 – Non-GAAP Financial Measures and Use of Certain Terms – Free Cash Flow

8.	Please explain further the adjustment for “activity related to Flash Ventures, net” in your non-GAAP free cash flow measure.

We have revised our disclosure to provide more clarity on the adjustment for “activity related to Flash Ventures, net,” as reflected on page 106 of the revised draft Registration Statement.

Tell us, and revise to disclose, what a free cash flow measure adjusted for such amount is intending to convey and how it is useful to investors.

We make cash contributions to Flash Ventures to fund their capital expenditures and inventory purchases which are subsequently repaid by Flash Ventures through cash generated by their operations. The fundings and repayments are reflected within investing activities in our combined statements of cash flows as Notes receivable issuances to Flash Ventures and Notes receivable proceeds from Flash Ventures, respectively, on page 106 of the revised draft Registration Statement.

We define our adjusted free cash flow as Spinco’s cash flows provided by (used in) operating activities less capital expenditures and the activity related to Flash Ventures, net. We consider both free cash flow and adjusted free cash flow generated in any period to be useful indicators of cash available for strategic opportunities. These opportunities include investing in our business, making strategic acquisitions, repaying debt, and strengthening our balance sheet. We have updated our disclosures on page 106 of the revised draft Registration Statement.

Also, please revise the title of this measure as your calculation appears to differ from the standard calculation of free cash flow (i.e., cash flows from operations less capital expenditures). Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 102.07 of the non-GAAP C&DIs.

We have revised the title of this measure to “Adjusted free cash flow,” as reflected on page 106 of the revised draft Registration Statement.

F-9 – Organization and Basis of Presentation – Basis of Presentation

9.

You state that the allocation of certain general corporate expenses may not reflect the expenses that the Business would have incurred as a standalone company. Please revise to disclose management’s estimate of what the expenses would have been on a standalone basis for each period presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate actual costs that would have been incurred had the Business been a standalone company during the periods presented.

Also state, if true, that these costs may not be indicative of the expenses that you will incur in the future or would have incurred if you had obtained these services from an unrelated third party. Refer to SAB Topic 1.B.1.

We have revised our disclosure to state that it is not practicable to estimate the actual costs that would have been incurred had the Business been a standalone company during the periods presented and that these costs may not be indicative of the expenses that the Business will incur in the future or would have incurred if the Business had obtained these services from an unrelated third party, as reflected on page F-10 of the revised draft Registration Statement.

F-13 – Revenue and Accounts Receivable

10.

You state that the Business’s services revenue mainly includes professional service arrangements and post contract customer support, warranty as a service and maintenance contracts. Please revise to discuss the timing of revenue recognition for each of these services, if material.

The Business’s services revenue is not material ($89 thousand in 2023 and $94 thousand in 2022). We have revised our disclosure to provide more clarity on the matters noted in the Staff’s comment, as reflected on page F-13 of the revised draft Registration Statement.

* * * * *

Please telephone me at (949) 672-7335 with any questions or comments you may have.

Sincerely,

/s/ Brandi Steege

cc:	Sandisk Corporation

Thomas Ivey

Christopher Bors